Exhibit 99.1

TuanChe Announces Unaudited Second Quarter 2020 Financial Results

BEIJING, September 18, 2020 (PRNewswire) – TuanChe Limited (“TuanChe,” “Company,” “we” or “our”) (NASDAQ: TC), a leading omni-channel automotive marketplace in China, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Key Second Quarter 2020 Financial and Operating Metrics Compared with the Prior Year Period

The Company's financial and operational results for the second quarter of 2020 have been materially and adversely impacted by the COVID-19 pandemic:

•	Net revenues decreased by 73.1% to RMB54.7 million (US$7.7 million) from RMB203.5 million.

•	Gross profit decreased by 70.1% to RMB43.0 million (US$6.1 million) from RMB144.0 million. Gross margin increased to 78.6% from 70.8%.

•	Quarterly number of organized auto shows across China decreased by 82.3% from 344 in 186 cities to 61 in 56 cities. Quarterly number of special promotion events decreased by 48.7% from 154 to 79.

•	Quarterly number of automobile sale transactions facilitated decreased by 82.2% to 19,656 from 110,444. Quarterly Gross Merchandise Volume of new automobiles sold decreased by 81.6% to RMB2.8 billion (US$0.4 billion) from RMB15.2 billion.

•	Sales operations covered 134 cities as of June 30, 2020, compared with 146 cities as of March 31, 2020 and 155 cities as of June 30, 2019.

First Half 2020 Financial and Operating Metrics Compared with the Prior Year Period

•	Net revenues decreased by 80.3% to RMB64.4 million (US$9.1 million) from RMB326.4 million.

•	Gross profit decreased by 79.1% to RMB48.7 million (US$6.9 million) from RMB232.9 million. Gross margin increased to 75.6% from 71.4%.

•	The number of auto shows organized during the first half of 2020 decreased by 87.2% to 67 in 60 cities from 522 auto shows in 203 cities across China. The number of special promotion events organized during the first half of 2020 decreased by 44.6% to 92 from 166.

•	The number of automobile sales transactions facilitated during the first half of 2020 decreased by 87.5% to 21,961 from 175,085, and the Gross Merchandise Volume of new automobiles sold during the first half of 2020 decreased by 86.9% to RMB3.1 billion (US$0.4 billion) from RMB23.6 billion.

Mr. Wei Wen, Chairman and Chief Executive Officer of TuanChe, commented, " In the second quarter, we are pleased to report a 63.3% year-over-year reduction of net losses attributable to the Company’s shareholders primarily driven by the acceleration of our rigorous cost measures and online strategy, albeit a year-over-year decrease of 73.1% in net revenues and a year-over-year decrease of 70.1% in gross profit due to material COVID-19 related impact. Our offline auto shows and special promotion events have gradually resumed since May and are now mostly back to normal in some cities we operate. We will continue to assess and adjust the pace of resumption of our offline business and focus on generating higher ROIs. Our revenues from virtual dealership, online marketing services and others increased by 180.0% year-over-year, primarily driven by successful online sales events that were held during the second quarter and, most notably, the live streaming promotion events we conducted in collaboration with TMall Auto during the week of June 18th, 2020. Such encouraging results were propelled by our unique integration of touch points and channels for online customer acquisition and marketing with offline promotional activities, which not only creates a seamless and holistic shopping experience for consumers, but also helps auto OEMs and dealers effectively reach customers and achieve increased sales conversion rates. As live streaming promotion events become the central component for the acceleration of full digitalization of automotive marketing, we see ourselves increasingly well-positioned to capture the enormous opportunity associated with changes in the automotive retail industry.”

Mr. Chenxi Yu, Deputy Chief Financial Officer of TuanChe, added, "While the COVID-19 pandemic was effectively contained in China, the Company continued to hold fewer auto shows and special promotion events during the second quarter of 2020 than usual, in accordance with all national and local regulatory guidelines on COVID-19 prevention and control and for the best interest of public health. This resulted in a 73.1% year-over-year decline in net revenues to RMB54.7 million in the second quarter. Amidst the COVID-19 and macroeconomic challenges, we remained focused on optimizing our cost structure, which resulted in a 66.8% year-over-year reduction in operating expenses, and significantly reduced our net losses both year-over-year and sequentially. We are closely monitoring the circumstances and will adjust our operation strategy accordingly, while keeping a disciplined cost structure in order to deliver positive returns for our shareholders in the long run.”

Recent Business Developments

•	COVID-19 Impact

In order to fully support the government’s guidance on COVID-19 pandemic prevention and control and in the interest of public health, the Company held very few offline events in April 2020. Since the end of May 2020, the Company has gradually resumed offline operations in some cities, with the pace of recovery subject to the ongoing development of the COVID-19 pandemic and the associated government guidance. Recent development of the COVID-19 pandemic in China, such as the cases reported in Beijing in June and in Xinjiang Uygur Autonomous Region and Dalian city in the third quarter, continues to generate uncertainties over the Company’s business, results of operations, financial condition and cash flows. Furthermore, as the business operations of industry customers have also been disrupted by the COVID-19 pandemic, the Company continues to experience delays in collecting accounts receivables from these customers and recorded an increased bad debt expense due to liquidity issues of certain customers. See “Business Outlook” for the Company’s current and preliminary views on the impact of COVID-19 on the auto market and operational conditions for the third quarter. The Company also continues to closely monitor both the development of the pandemic and regulatory responses and restrictions as well as the impact on the Company’s business, results of operations, financial condition and cash flows. The Company will also continue to implement measures to adjust the pace of business operations and conserve resources and may resort to other costs cutting measures in response to cash flow management.

Unaudited Second Quarter 2020 Financial Results

Net Revenues

Net revenues in the second quarter of 2020 decreased by 73.1% to RMB54.7 million (US$7.7 million) from RMB203.5 million in the prior year period, primarily due to a 82.3% year-over-year decrease of revenues generated from offline marketing services to RMB34.9 million (US$4.9 million) from RMB196.4 million in the prior year period, and partially offset by the strong growth of revenues generated from virtual dealerships, online marketing services and others.

•	Offline marketing services. Net revenues generated from auto shows decreased by 82.5% to RMB33.4 million (US$4.7 million) in the second quarter of 2020 from RMB190.6 million in the prior year period, and net revenues generated from special promotion events decreased by 74.5% to RMB1.5 million (US$0.2 million) in the second quarter of 2020 from RMB5.8 million in the prior year period, primarily due to the adverse impacts of the COVID-19 pandemic.

•	Virtual dealership, online marketing services and others. Net revenues generated from virtual dealership, online marketing services and others increased by 180.0% to RMB19.9 million (US$2.8 million) in the second quarter of 2020 from RMB7.1 million in the prior year period, primarily due to our continuous expansion of online marketing services, including commencement of live streaming promotion events and revenues generated from our acquisition of Longye International Limited in January 2020.

Gross Profit

Gross profit decreased by 70.1% to RMB43.0 million (US$6.1 million) in the second quarter of 2020 from RMB144.0 million in the prior year period. Gross margin increased to 78.6% in the second quarter of 2020 from 70.8% in the prior year period, primarily attributable to the change in the revenue mix.

Total Operating Expenses and Loss from Continuing Operations

Total operating expenses decreased by 66.8% to RMB84.9 million (US$12.0 million) in the second quarter of 2020 from RMB255.5 million in the prior year period.

•	Selling and marketing expenses decreased by 77.7% to RMB48.6 million (US$6.9 million) in the second quarter of 2020 from RMB217.5 million in the prior year period, primarily due to decreases in promotion expenses and staff compensation as a result of control measures taken by the Company and reduced offline events.

•	General and administrative expenses decreased by 0.3% to RMB28.0 million (US$4.0 million) in the second quarter of 2020 from RMB28.1 million in the prior year period, primarily due to the Company’s cost control measures.

•	Research and development expenses decreased by 16.3% to RMB8.3 million (US$1.2 million) in the second quarter of 2020 from RMB9.9 million in the prior year period, primarily due to the Company’s cost control measures.

As a result of the foregoing, loss from continuing operations was RMB41.8 million (US$5.9 million) in the second quarter of 2020 compared with RMB111.4 million in the prior year period.

Net loss attributable to the Company’s Shareholders and Non-GAAP Measures

Net loss attributable to the Company’s shareholders in the second quarter of 2020 decreased by 63.3% to RMB40.0 million (US$5.7 million) from RMB108.9 million in the prior year period. Basic and diluted loss per ordinary share from continuing operations were both RMB0.13 (US$0.02) in the second quarter of 2020 compared with RMB0.36 in the prior year period.

Adjusted net loss attributable to the Company’s shareholders was RMB32.8 million (US$4.6 million) in the second quarter of 2020 compared with RMB29.3 million in the prior year period. Adjusted basic and diluted net loss per ordinary share were both RMB0.11 (US$0.02) in the second quarter of 2020 compared with RMB0.10 in the prior year period.(1)

Adjusted EBITDA was a loss of RMB32.1 million (US$4.5 million) in the second quarter of 2020 compared with a loss of RMB30.4 million in the prior year period. (1)

(1)	For details on the calculation of and reconciliation to the nearest GAAP measures for each of adjusted net income/(loss) attributable to the Company’s shareholders, adjusted net income/(loss) per ordinary share and adjusted EBITDA, please refer to “Use of Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP and GAAP Results.”

Balance Sheet and Cash Flow

As of June 30, 2020, the Company had cash and cash equivalents, time deposits, and short-term investment of RMB200.4 million (US$28.4 million). Net cash used in operating activities in the second quarter of 2020 was RMB5.7 million (US$0.8 million) compared with net cash used in operating activities of RMB7.7 million in the prior year period.

Unaudited First Half 2020 Financial Results

Net Revenues

Net revenues in the first half of 2020 decreased by 80.3% to RMB64.4 million (US$9.1 million) from RMB326.4 million in the prior year period, primarily due to a 87.1% year-over-year decrease in revenue generated from offline marketing services to RMB40.9 million (US$5.8 million) from RMB316.0 million in the prior year period, partially offset by the accelerated growth of new business initiatives, including virtual dealership and online marketing services.

•	Offline marketing services. Revenues generated from auto shows in the first half of 2020 decreased by 87.4% to RMB39.1 million (US$5.5 million) from RMB309.4 million in the prior year period, and revenues generated from special promotion events in the first half of 2020 decreased by 73.0% to RMB1.8 million (US$0.3 million) from RMB6.6 million in the prior year period, primarily due to the adverse impacts of the COVID-19 pandemic.

•	Virtual dealership, online marketing services and others. Revenue generated from virtual dealership, online marketing services and others increased significantly to RMB23.6 million (US$3.3 million) in the first half of 2020 from RMB10.4 million in the prior year period, primarily due to our continuous expansion of online marketing services, including commencement of live streaming promotion events and revenues generated from our acquisition of Longye International Limited in January 2020.

Gross Profit

Gross profit in the first half of 2020 decreased by 79.1% to RMB48.7 million (US$6.9 million) from RMB232.9 million in the prior year period. Gross margin increased to 75.6% in the first half of 2020 from 71.4% in the prior year period, primarily attributable to the change in the revenue mix.

Total Operating Expenses and Loss from Continuing Operations

Total operating expenses in the first half of 2020 decreased by 59.8% to RMB149.5 million (US$21.2 million) from RMB372.0 million in the prior year period.

•	Selling and marketing expenses in the first half of 2020 decreased by 73.5% to RMB80.3 million (US$11.4 million) from RMB303.6 million in the prior year period, primarily due to the decreases in staff compensation and promotion expenses as a result of cost control measures taken by the Company and reduced offline events.

•	General and administrative expenses in the first half of 2020 increased by 2.6% to RMB52.3 million (US$7.4 million) from RMB51.0 million in the prior year period, primarily due to the increases in allowance for doubtful accounts and amortization.

•	Research and development expenses in the first half of 2020 decreased by 2.8% to RMB16.9 million (US$2.4 million) from RMB17.4 million in the prior year period, primarily due to the Company’s cost control measures.

Loss from continuing operations was RMB100.8 million (US$14.3 million) in the first half of 2020 compared to RMB139.1 million in the prior year period.

Net loss attributable to the Company’s Shareholders and Non-GAAP Measures

Net loss attributable to the Company’s shareholders in the first half of 2020 was RMB96.5 million (US$13.7 million) compared to RMB136.2 million in the prior year period. Basic and diluted loss per ordinary share from continuing operations were both RMB0.32(US$0.05) in the first half of 2020 compared to RMB0.46 in the prior year period.

Adjusted net loss attributable to the Company’s shareholders was RMB84.6 million (US$12.0 million) in the first half of 2020 compared to an adjusted net loss of RMB44.8 million in the prior year period. Adjusted basic and diluted loss per ordinary share were both RMB0.28(US$0.04) in the first half of 2020 compared to adjusted basic and diluted earnings per ordinary share, which were both RMB0.15 in the prior year period. (1)

Adjusted EBITDA was a loss of RMB82.8 million (US$11.7 million) in the first half of 2020 compared to an adjusted EBITDA of RMB48.2 million in the prior year period. (1)

(1)	For details on the calculation of and reconciliation to the nearest GAAP measures for each of adjusted net income/(loss) attributable to the Company’s shareholders, adjusted net income/(loss) per ordinary share and adjusted EBITDA, please refer to “Use of Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP and GAAP Results.”

Business Outlook

For the third quarter of 2020, the Company expects net revenues to range from approximately RMB90.0 million to RMB95.0 million, representing a year-over-year approximate decrease of 33.6% to 29.9%. This is primarily attributable to the estimated declining number of offline events that is expected to be held in the third quarter of 2020 (including auto shows and special promotion events) due to the COVID-19 pandemic.

This forecast reflects the Company's current and preliminary views on the market and operational conditions as well as the influence of the COVID-19 pandemic, which are subject to change.

Share Repurchase Program

On June 17, 2019, TuanChe announced that its board of directors had authorized a share repurchase program of up to US$20.0 million worth of the Company’s ADSs for a period not to exceed 12 months and beginning on June 17, 2019. The Company had repurchased 427,738 ADSs for approximately US$2.0 million under this program.

Conference Call Information

TuanChe's management will hold a conference call on Friday, September 18, 2020, at 8:00 A.M. Eastern Time or 8:00 P.M. Beijing Time on the same day to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
US Toll Free:	+1-888-346-8982
Mainland China:	400-120-1203
Hong Kong, China:	800-905-945

The replay will be accessible through September 25, 2020, by dialing the following numbers:

International:	+1-412-317-0088
US Toll Free:	+1-877-344-7529
Access Code:	10147683

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.tuanche.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB7.0651 to US$1.00, the noon buying rate in effect on June 30, 2020 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2020, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, business outlook, as well as the length and severity of the COVID-19 pandemic and its impact on the Company’s business and industry, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Use of Non-GAAP Financial Measures

To supplement the Company’s condensed consolidated quarterly financial information which are presented in accordance with U.S. GAAP, the Company also uses adjusted net income/(loss) attributable to the Company’s shareholders, adjusted net income/(loss) per ordinary share and adjusted EBITDA as additional non-GAAP financial measures. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate its operating performance. The Company also believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as its management and in comparing financial results across accounting periods and to those of the Company’s peer companies.

The Company defines adjusted net income/(loss) as net income/(loss) excluding the impact of share-based compensation expenses and impairment of investment. The Company defines adjusted net income/(loss) per ordinary share as adjusted net income/(loss) divided by the weighted average number of ordinary shares. The Company defines adjusted EBITDA as net income/(loss) excluding the impact of depreciation and amortization, interest income/(expenses), net, share-based compensation expenses and impairment of investment. The Company believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s operating results. These non-GAAP financial measures are adjusted for the impact of items that the Company does not consider indicative of the operational performance of the Company’s business, and should not be considered in isolation or construed as an alternative to net income/(loss) or any other measure of performance or as an indicator of the Company’s operating performance.

In addition, the non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Interest income or expenses, depreciation and amortization, share-based compensation expenses and impairment of investment have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of these non-GAAP measures. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures.

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading omni-channel automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. TuanChe also provides virtual dealership services by connecting automakers and franchised dealerships with secondary dealers, which ultimately helps automakers penetrate and expand into lower-tier cities. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe’s online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements. For more information, please contact ir@tuanche.com.

For investor and media inquiries, please contact:

TuanChe Limited

Cynthia Tan
Tel: +86 (10) 6398-6232

Email: ir@tuanche.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: tuanche@tpg-ir.com

Ross Warner

Tel: +86 (10) 6508-0677

Email: tuanche@tpg-ir.com

TUANCHE LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except as noted)

	As of
	December 31, 2019	June 30, 2020
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	193,920	141,983	20,096
Restricted cash	1,529	2,710	384
Short-term investment	-	8,900	1,260
Time deposits	69,762	49,557	7,014
Accounts receivable, net	72,391	50,061	7,086
Prepayment and other current assets	193,782	86,459	12,237
Total current assets	531,384	339,670	48,077
Non-current assets:
Property, equipment and software, net	20,360	6,733	953
Intangible assets	-	23,888	3,381
Long-term investments	7,874	8,625	1,221
Goodwill	-	115,414	16,339
Other non-current assets	7,577	313	44
Total non-current assets	35,811	154,973	21,938
Total assets	567,195	494,643	70,015
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	5,825	3,816	540
Advances from customers	4,805	15,222	2,155
Short-term borrowings	-	3,000	425
Salary and welfare benefits payable	68,025	52,542	7,437
Other taxes payable	22,494	21,810	3,087
Current portion of deferred revenue	-	1,269	180
Other current liabilities	40,913	30,665	4,341
Total current liabilities	142,062	128,324	18,165
Non-current liabilities:
Deferred revenue	-	2,379	337
Deferred tax liability	-	5,967	845
Other non-current liabilities	2,158	1,910	271
Total non-current liabilities	2,158	10,256	1,453
Total liabilities	144,220	138,580	19,618
Shareholders’ equity:
Class A ordinary shares	173	178	25
Class B ordinary shares	35	35	5
Treasury stock	(47,888)	(47,888)	(6,778)
Additional paid-in capital	1,187,577	1,216,391	172,169
Accumulated deficit	(718,666)	(815,151)	(115,377)
Accumulated other comprehensive income	2,403	3,279	464
Total equity attributable to equity shareholders of the company	423,634	356,844	50,508
Non-controlling interests	(659)	(781)	(111)
Total shareholders’ equity	422,975	356,063	50,397
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	567,195	494,643	70,015

TUANCHE LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands, except share and per share data)

	For the three months ended June 30,
	2019	2020
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Continuing operations
Net revenues
Offline Marketing Services:
Auto shows	190,607	33,371	4,723
Special promotion events	5,801	1,482	210
Virtual dealership, online marketing services and others	7,106	19,895	2,816
Total net revenues	203,514	54,748	7,749

Cost of revenues	(59,469)	(11,702)	(1,656)

Gross profit	144,045	43,046	6,093

Operating expenses:
Selling and marketing expenses	(217,509)	(48,577)	(6,876)
General and administrative expenses	(28,109)	(28,023)	(3,966)
Research and development expenses	(9,860)	(8,255)	(1,168)
Total operating expenses	(255,478)	(84,855)	(12,010)
Loss from continuing operations	(111,433)	(41,809)	(5,917)
Other expenses:
Interest income, net	1,885	484	69
Exchange gain/ (loss)	187	(130)	(18)
Investment (loss)/income	(794)	219	31
Others, net	1,178	996	141
Loss from continuing operations before income taxes	(108,977)	(40,240)	(5,694)
Income tax expense	-	164	23
Net loss from continuing operations	(108,977)	(40,076)	(5,671)
Net loss	(108,977)	(40,076)	(5,671)
Net loss attributable to the TuanChe Limited’s shareholders	(108,896)	(39,970)	(5,656)
Net loss attributable to the NCI	(81)	(106)	(15)
Net loss	(108,977)	(40,076)	(5,671)
Other comprehensive income:
Foreign currency translation adjustments	8,541	(6)	(1)
Total other comprehensive income/ (loss)	8,541	(6)	(1)
Total comprehensive loss	(100,436)	(40,082)	(5,672)
Comprehensive loss attributable to:
Equity shareholders of the company	(100,355)	(39,976)	(5,657)
Non-controlling interests	(81)	(106)	(15)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share from continuing operations
Basic	(0.36)	(0.13)	(0.02)
Diluted	(0.36)	(0.13)	(0.02)
Weighted average number of ordinary shares
Basic	298,742,143	303,332,885	303,332,885
Diluted	298,742,143	303,332,885	303,332,885

TUANCHE LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands, except share and per share data)

	For the six months ended June 30,
	2019	2020
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Continuing operations
Offline Marketing Services:
Auto shows	309,375	39,061	5,529
Special promotion events	6,609	1,787	253
Virtual dealership, online marketing services and others	10,398	23,591	3,339
Total net revenues	326,382	64,439	9,121

Cost of revenues	(93,439)	(15,716)	(2,224)

Gross profit	232,943	48,723	6,897

Operating expenses:
Selling and marketing expenses	(303,643)	(80,314)	(11,368)
General and administrative expenses	(51,002)	(52,323)	(7,406)
Research and development expenses	(17,372)	(16,888)	(2,390)
Total operating expenses	(372,017)	(149,525)	(21,164)
Loss from continuing operations	(139,074)	(100,802)	(14,267)
Other expenses:
Interest income, net	4,713	1,451	205
Exchange (loss)/ gain	(939)	590	84
Investment (loss)/income	(1,075)	52	7
Impairment of investment	(1,000)	-	-
Others, net	1,105	1,586	224
Loss from continuing operations before income taxes	(136,270)	(97,123)	(13,747)
Income tax expense	-	516	73
Net loss from continuing operations	(136,270)	(96,607)	(13,674)
Net loss	(136,270)	(96,607)	(13,674)
Net loss attributable to the TuanChe Limited’s shareholders	(136,189)	(96,485)	(13,657)
Net loss attributable to the NCI	(81)	(122)	(17)
Net loss	(136,270)	(96,607)	(13,674)
Other comprehensive income:
Foreign currency translation adjustments	1,416	876	124
Total other comprehensive income	1,416	876	124
Total comprehensive loss	(134,854)	(95,731)	(13,550)
Comprehensive loss attributable to:
Equity shareholders of the company	(134,773)	(95,609)	(13,533)
Non-controlling interests	(81)	(122)	(17)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share from continuing operations
Basic	(0.46)	(0.32)	(0.05)
Diluted	(0.46)	(0.32)	(0.05)
Weighted average number of ordinary shares
Basic	295,865,699	303,221,278	303,221,278
Diluted	295,865,699	303,221,278	303,221,278

TUANCHE LIMITED
RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except share and per share data)

	For the three months ended June 30,
	2019	2020
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net loss	(108,977)	(40,076)	(5,671)
Add:
Depreciation and amortization	772	1,308	185
Subtract:
Interest income, net	1,885	484	69
EBITDA	(110,090)	(39,252)	(5,555)
Add:
Share-based compensation expenses	79,641	7,191	1,018
Adjusted EBITDA	(30,449)	(32,061)	(4,537)

Net loss	(108,977)	(40,076)	(5,671)
Add:
Share-based compensation expenses	79,641	7,191	1,018
Adjusted net loss	(29,336)	(32,885)	(4,653)
Adjusted net loss attributable to the Company’s shareholders	(29,255)	(32,779)	(4,638)
Adjusted net loss attributable to NCI	(81)	(106)	(15)

Weighted average number of ordinary shares
Basic	298,742,143	303,332,885	303,332,885
Diluted	298,742,143	303,332,885	303,332,885
Adjusted net loss per share from continuing operations
Basic	(0.10)	(0.11)	(0.02)
Diluted	(0.10)	(0.11)	(0.02)

TUANCHE LIMITED
RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except share and per share data)

	For the six months ended June 30,
	2019	2020
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net loss	(136,270)	(96,607)	(13,674)
Add:
Depreciation and amortization	1,398	3,446	488
Subtract:
Interest income, net	4,713	1,451	205
EBITDA	(139,585)	(94,612)	(13,391)
Add:
Share-based compensation expenses	90,409	11,847	1,677
Impairment of investment	1,000	-	-
Adjusted EBITDA	(48,176)	(82,765)	(11,714)

Net loss	(136,270)	(96,607)	(13,674)
Add:
Share-based compensation expenses	90,409	11,847	1,677
Impairment of investment	1,000	-	-
Adjusted net loss	(44,861)	(84,760)	(11,997)
Adjusted net loss attributable to the Company’s shareholders	(44,780)	(84,638)	(11,980)
Adjusted net loss attributable to NCI	(81)	(122)	(17)

Weighted average number of ordinary shares
Basic	295,865,699	303,221,278	303,221,278
Diluted	295,865,699	303,221,278	303,221,278
Adjusted net loss per share from continuing operations
Basic	(0.15)	(0.28)	(0.04)
Diluted	(0.15)	(0.28)	(0.04)